Frontier Communications Corporation

3 High Ridge Park

Stamford,  Connecticut 06905

(203) 614-5600

October 14,  2014

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington,  D.C.  20549

Attention:  Larry Spirgel

Re:      Frontier Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-11001

Ladies and Gentlemen:

Frontier Communications Corporation (the “Company”) is hereby responding to the comment of the Staff of the Securities and Exchange Commission set forth in the letter dated September 24, 2014 with respect to the above-referenced Form 10-K.  For your convenience, the comment from the comment letter is repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter.

Consolidated Statements of Operations, page F-6

Comment No. 1

Please present a selling, general and administrative expense line item in accordance with Rule 5-03(b)(4) of Regulation S-X.

Response

The Company will present selling, general and administrative expense and network related expense line items in future filings commencing with its Report on Form 10-K for the year ended December 31, 2014.  Historically, the aggregate of these two line items have been presented as other operating expenses.  We will affect this change for all periods presented and include the appropriate footnote disclosure.

U.S. Securities and Exchange Commission

October 14, 2014

*   *   *   *

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, kindly contact the undersigned at (203) 614-5995.

Sincerely,

/s/ John M. Jureller
John M. Jureller
Executive Vice President and
Chief Financial Officer